ALBEMARLE CORPORATION 4250 Congress Street, Suite 900 Charlotte, North Carolina 28209 (980) 299-5700	ALBEMARLE WODGINA PTY LTD (ACN 630 509 303) Level 3, 25 National Circuit Forrest, ACT 2603, Australia +61 2 6225 3000

Karen G. Narwold

Executive Vice President, Chief Administrative Officer,

Corporate Secretary and General Counsel

Albemarle Corporation

June 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Albemarle Corporation

Albemarle Wodgina Pty Ltd

Registration Statement on Form S-4

Filed with the Securities and Exchange Commission on the Date Hereof

Ladies and Gentlemen:

Albemarle Corporation, a Virginia corporation (“Albemarle”), and Albemarle Wodgina Pty Ltd, a proprietary limited company incorporated under the laws of Australia and a wholly owned subsidiary of Albemarle (“Wodgina” and together with Albemarle, the “issuers”), filed a registration statement on Form S-4 on June 10, 2020 (the “Registration Statement”), with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $200,000,000 aggregate principal amount of Albemarle’s Floating Rate Notes due 2022 (the “2022 Exchange Notes”) and $300,000,000 of Wodgina’s 3.450% Senior Notes due 2029 (the “2029 Exchange Notes” and, together with the 2022 Exchange Notes, the “Exchange Notes”), in connection with the offers by Albemarle to exchange its 2022 Exchange Notes and by Wodgina to exchange its 2029 Exchange Notes (the “Exchange Offers”) for all outstanding unregistered Floating Rate Notes due 2022 (the “2022 Restricted Notes”) and all outstanding unregistered 3.450% Senior Notes due 2029 (the “2029 Restricted Notes” and, together with the 2022 Restricted Notes, the “Restricted Notes”), respectively. The 2029 Exchange Notes will be fully and unconditionally guaranteed on a senior unsecured basis by Albemarle. The associated filing fee for the Registration Statement in the amount of $64,900.00 is on deposit with the Securities and Exchange Commission.

The issuers make the following representations in connection with the Registration Statement:

1.    The issuers are registering the Exchange Offers in accordance with interpretations by the staff of the Securities and Exchange Commission (the “Commission”) enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and Brown & Wood LLP (available February 7, 1997).

2.    Albemarle, with respect to the 2022 Exchange Notes, and Wodgina, with respect to the 2029 Exchange Notes, and their respective affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of Albemarle and Wodgina’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes to be received in the Exchange Offers. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offers (the “Letter of Transmittal”) (see paragraph 5 below).

3.    Albemarle, with respect to the 2022 Exchange Notes, and Wodgina, with respect to the 2029 Exchange Notes, will make each person participating in the Exchange Offers aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offers to participate in a distribution of the Exchange Notes (1) cannot rely on the position of the Commission staff enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. See “The Exchange Offers—Resale of Exchange Notes” in the Prospectus. Each of Albemarle and Wodgina acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.    Albemarle, with respect to the 2022 Exchange Notes, and Wodgina, with respect to the 2029 Exchange Notes, will make each person participating in the Exchange Offers aware, through the Prospectus, that any broker-dealer who acquired Restricted Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Restricted Notes pursuant to the Exchange Offers, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, as supplemented and amended from time to time, in connection with any resale of the Exchange Notes. See “Plan of Distribution” in the Prospectus.

5.    Albemarle and Wodgina will include in the Letter of Transmittal the following provisions (see pages 4 and 5 of Exhibit 99.1 to the Registration Statement):

“The undersigned specifically represent(s) to Albemarle or Wodgina, as applicable, that:

•

it is not an affiliate of Albemarle or Wodgina within the meaning of Rule 405 of the Securities Act or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•

it is not participating, and it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•	if it is a broker-dealer, it has not entered into any arrangement or understanding with Albemarle or Wodgina or any of their respective affiliates to distribute the Exchange Notes;

•	it is acquiring the Exchange Notes in the ordinary course of its business; and

•	it is not acting on behalf of any person or entity that could not truthfully make these representations.

If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the exchange offers.

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Restricted Notes, it acknowledges and represents that (i) such outstanding Restricted Notes were acquired by it as a result of market-making activities or other trading activities and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

[Signature Page Follows]

Very truly yours,

Albemarle Corporation

By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Executive Vice President,
Chief Administrative Officer,
Corporate Secretary and General Counsel

Albemarle Wodgina Pty Ltd

By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Director